United States securities and exchange commission logo





                             August 28, 2023

       Stephen Herbert
       Chief Executive Officer
       Rezolve AI Limited
       3rd Floor, 80 New Bond Street
       London, W1S 1SB
       United Kingdom

                                                        Re: Rezolve AI Limited
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed August 10,
2023
                                                            File No. 333-272751

       Dear Stephen Herbert:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 14, 2023 letter.

       Amendment No. 1 to Registration Statement on Form F-4

       Risk Factors
       Risks Relating to Rezolve's Business and Industry
       We expect to rely on a limited number of customers for a significant portion of our near-term revenue., page 64

   1. We note your response to prior comment 21 and reissue it, in part. Please describe the material terms of your
agreement with Radio Group, including the term and any material termination provisions.
For example, we note that Radio Group is permitted to terminate the marketing agreement
"subject to notice and certain other provisions." Please identify the "certain other
provisions."
 Stephen Herbert
FirstName
Rezolve AILastNameStephen Herbert
           Limited
Comapany
August 28, NameRezolve
           2023        AI Limited
August
Page 2 28, 2023 Page 2
FirstName LastName
Unaudited Pro Forma Condensed Combined Financial Statements, page 98

2. At the forefront of your pro forma financial statements, please highlight conditions that will prevent the business combination from being consummated. Specifically, your disclosure should highlight the satisfaction or waiver conditions of Nasdaq. Discuss what redemptions have taken place to date and how you plan to satisfy Nasdaq requirements.
Unaudited Pro Form Condensed Combined Statement of Operations, page 104

3. It appears your pro forma net (loss) income assuming maximum redemptions does not add up when footed across. Similarly, it appears the amount of pro forma income (loss) before taxes assuming no redemptions does not sum when footed down. Please revise accordingly.
Note 2 - Unaudited pro forma condensed combined balance sheet adjustments, page 106

4. We note your response to comment 7 and the disclosure to footnote (a). If you do not have the funds available to pay for the transaction costs, you should clearly disclose this in your filing. Also, if you intend to raise the funds by issuing equity, in a separate adjustment give pro forma effect to this issuance. Disclose in a footnote the details of this issuance including the number of shares that will be issued and the estimated price per share.
5. We note the revised disclosure in footnote (b) and your response to comments 8 and 9.
         Please clearly disclose in this footnote and elsewhere, as applicable, that the Charter
         Limitation in the Armada Charter prohibits Armada from closing the Business
         Combination since your net tangible assets are less than $5,000,001 immediately prior to and upon consummation of the business combination. Further, clarify that a third-party financing would be in the form of an issuance of equity, as an issuance of debt would have no net effect on net tangible assets since it would increase both assets and liabilities.
6. We note your response to comments 12 and 13 and the revised disclosure in footnote (o).
         In this regard, we note fees disclosed in Note (o) do not equal adjustments made in the pro forma financial statements. Tell us why or revise accordingly. Also, disclose the terms of each equity issuance, including how much cash has been raised to date. Each equity issuance should be discussed in plain English and have its own footnote, providing readers with clarity and ease of understanding.
Business of Rezolve Limited, page 212

7. We note your response to prior comment 18 and reissue it, in part. We note that you currently only derive revenues via the sale of radio advertisements and transaction fees on ticket sales. In order to provide investors with a better understanding of your business, please balance your disclosure here and elsewhere as appropriate with equally prominent disclosure of your current operations. Additionally, please disclose when you expect to commercialize your commerce and engagement platform.
 Stephen Herbert
Rezolve AI Limited
August 28, 2023
Page 3
Rezolve's Management's Discussion and Analysis of Financial Conditions and Results of
Operations, page 227

8. We note your response to comment 20. Given that Mr. Schwenk is ANY's director of marketing (marking is ANY's only source of revenue), and the sole shareholder of Radio
         Group, we are not persuaded by your assertion that Radio Group is not a related party.
         Please revise the disclosure to explain your relationship with Radio Group and disclose all related party transactions in accordance with ASC 850-10-50. Disclose the amounts of related party transactions on the face of the balance sheet, statement of comprehensive income, and statement of cash flows in accordance with Rule 4-08(k) of Regulation S-X.
9. You disclose and discuss EBITDA and Adjusted EBTIDA prior to disclosing and discussing the comparable GAAP measure. Please disclose and discuss the comparable
         GAAP measure, net income (loss), with equal or greater prominence. Refer to Item
         10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance and Disclosure
         Interpretations for Non-GAAP Financial Measures.
2. Basis of presentation and summary of significant accounting policies
2.1 Basis of presentation, page F-9

10.    We note your response to comment 28. In this regard:
           Tell us why the draft financial information presented in your February 15, 2023 letter, are significantly different from the financial information in this filing. Your response should address both quantitative and qualitative factors.
           Tell us if the facts and circumstances noted in your February 7, 15, and March 1,
           2023 letters, have remained the same, including the timeline as to the disposition of the China business.
           Tell us if you have continued to fund the China business in 2023 and when you plan to seize funding that business.
           Revise the disclosure in the filing to clearly, in plain English, discuss the reason(s)
FirstName LastNameStephen      Herbertto what you stated in your February 7,
2023 letter.
           for the Demerger, similar
Comapany   NameRezolve
           Tell              AI Limited as to whether the transactions with the
China business
                us your consideration
August 28, should  be reported
           2023 Page   3        as related party transactions.
FirstName LastName
 Stephen Herbert
FirstName
Rezolve AILastNameStephen Herbert
           Limited
Comapany
August 28, NameRezolve
           2023        AI Limited
August
Page 4 28, 2023 Page 4
FirstName LastName

2.7 Revenue recognition, page F-12

11. We note in your response to comment 31 you state, "ANY has the entire discretion in establishing the price, as stipulated in 3.3 of the Marketing Agreement." However, section 3.3 of the Marketing Agreement states, "Once a year, the radio price lists are coordinated between ANY and the respective radio society. ANY will submit a proposal for this. The respective parties will exchange views on this and reach a consensus within one week." Please explain this apparent contradiction between your response and the agreement.
12. We note your response to comment 31. Regarding your contracts with advertisers, please tell us:
             the terms;
             who signs the agreements with the advertiser;
             who do the advertisers believe is providing the service; and
             if Radio Group has any rights regarding what advertisements are aired and when they are aired.
         Also, please provide us with an example of a typical contract with an advertiser.
13. We note on page 64 "[t]he terms and conditions of the marketing agreement with Radio
         Group permit Radio Group to terminate the Company   s ability to sell
customers radio
         advertisements on a Radio Group radio station at any time." In light of this, if Radio
         Group were to terminate the marketing agreement, tell us how this would affect your relationship with your customers, the advertisers.
14. We note on page 227 that you derive revenue through "[t]he sale of radio advertisements
         in our German subsidiary Any Lifestyle Marketing GmbH (   ANY   ) to a
single customer,
         Radio Group GmbH and its related companies." However, on page F-12 you state
         "ANY   s customers include national advertisers, retailers and
merchants." It appears there
         is a contradiction in your disclosure as to who is your costumer. Please explain.
2.17 Shareholders' deficit and reserves, page F-15

15. We note your response to comment 32 and your new disclosure on page F-16. Given the significance of the future stock compensation expense to your financial statements, please include similar disclosure at the forefront of your MD&A. Also, tell us your consideration as to whether this expense should be reflected in your pro forma financial statements.
14. Expenses and other Non-operating (income) expense, net, page F-30

16. We note your response to comment 35. However, since non-compete arrangements are related to your business operations, we continue to believe a share based payment for a non-compete agreement should be included in operating expenses. Please revise accordingly.
 Stephen Herbert
Rezolve AI Limited
August 28, 2023
Page 5
15. Business Combinations, page F-32

17. We note from your response to comment 36 that Peter Vesco has power of attorney over
         ANY. Please tell us why Peter Vesco held the power of attorney rather than Rezolve, and
         why you attribute Peter Vesco   s power to Rezolve.
18. We note from your response to comment 36 that Peter Vesco chairs a weekly executive
         meeting with ANY management, and they comprise    the decision-making
group   .
         Further you stated that no decision-making is made without Peter Vesco s approval.
         Please elaborate on ANY   s management   s involvement in
decision-making, and whether
         ANY   s management is required to approve decisions regarding
activities that most
         significantly affect the economic performance of ANY. Refer to ASC 810-10-25-38A.
19. We note from your response to comment 20 that the decision-making authority for ANY rests with Dan Wagner and Peter Vesco, which appears to contradict your response to comment 36. Please clarify.
20. We note from your response to comment 36 that Rezolve will be the beneficial owner of revenues and income of ANY and that you are obligated to fund losses in ANY. Please
         explain more clearly Rezolve   s economic rights in, and obligations
to, ANY, and the
         sources for such rights and/or obligations. In addition, explain to us more clearly how they represent variable interests in ANY. In this regard, to the extent you have a service contract with ANY, provide us your analysis of ASC 810-10-25-38J and 55-37 in determining whether the service contract represents a variable interest.
21. It appears that you filed the May 24, 2023 purchase agreement for the equity interests.
         Please provide us with the agreement(s) on or around August 30, 2021, that gave rise to
         Peter Vesco   s power of attorney and also defined the consideration
ANY is obligated to
         pay Rezolve for its services. Provide us with any amendments to the agreements that defined the rights and obligations of the parties.
22. Please explain to us the reason for the acquisition of the equity interests of ANY in
         February 2022, the subsequent loss of the equity interests in December 2022, and potential re-acquisition of the equity interests in 2023, in light of your reported controlling financial interest since August 2021.
General
FirstName LastNameStephen Herbert
Comapany
23.        NameRezolve
       Please update your AI  Limited
                          filing to include the financial statements of Armand
Acquisition Corp.
AugustI28,
        for 2023
            the nine
                 Pagemonths
                      5      ended June 30, 2023.
FirstName LastName
 Stephen Herbert
FirstName
Rezolve AILastNameStephen Herbert
           Limited
Comapany
August 28, NameRezolve
           2023        AI Limited
August
Page 6 28, 2023 Page 6
FirstName LastName
        You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff
Attorney, at (202) 344-5791 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:      Gerry Williams